Exhibit 99.2

SILVERCORP METALS INC. (the “Company”)
Annual General Meeting of Shareholders September 28, 2012

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting:	121,475,748 or 71.15%
Total outstanding Common Shares as at record date:	170,720,808

Voting results:

1.	The shareholders approved fixing the number of directors of the Company at seven (7).

2.

The shareholders approved the election of the following nominees as directors of the Company to serve until the close of the next annual meeting or until their successors are duly elected or appointed:

●	Dr. Rui Feng
●	Myles Jianguo Gao
●	Paul Simpson
●	Earl Drake
●	Yikang Liu
●	Robert Gayton
●	David Kong

3.

The shareholders approved the appointment of Ernst & Young LLP, Chartered Accountants as auditors of the Company until the close of the next annual meeting or until a successor is appointed at a remuneration to be fixed by the Board of Directors.

4.	The shareholders approved the Company’s stock option plan and all unallocated options and entitlements thereunder.